

October 26, 2012

Via Email
Mr. Joseph M. Busky
Chief Financial Officer
InnerWorkings, Inc.
600 West Chicago Avenue, Suite 750
Chicago, Illinois 60654

     Re: **InnerWorkings, Inc.**
              Form 10-K for the year ended December 31, 2011
              Filed March 7, 2012
              Form 10-Q for the quarter ended June 30, 2012
              Filed August 9, 2012
              File No. 000-52170

Dear Mr. Busky:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for the year ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17
Critical Accounting Policies, page 18

1. We note that your critical accounting policies disclosure is substantially identical to your accounting policies disclosures provided in Note 2 to the financial statements. The critical accounting policies disclosure in MD&A should supplement, not duplicate, the description of accounting policies disclosed in the notes. In this regard, please ensure that your critical accounting estimates disclosure – (i) provides greater insight into the quality and variability of information in the consolidated financial statements; (ii) addresses specifically why the accounting estimates or assumptions bear the risk of

change; (iii) analyzes the factors on how the company arrived at material estimates including how the estimates or assumptions have changed in the past and are reasonably likely to change in the future; and (iv) analyzes the specific sensitivity to change of your critical accounting estimates or assumptions based on other outcomes with quantitative and qualitative disclosure, as necessary.   Refer to the guidance in Section V of FRR-72 (Release No. 33-8350) and revise accordingly.

Quantitative and Qualitative Disclosures about Market Risk, page 27
Foreign Currency Risk, page 27

2. Given that international operations have represented an increasing portion of your business in recent years, we believe your market risk disclosures should be enhanced to provide a more robust discussion of the effects of foreign currency risk on your results of operations and financial condition. In this regard, we further note from page 25 that $7.5 million, or more than half of your cash and cash equivalents at December 31, 2011 was held in your foreign subsidiaries. Please revise to expand your discussion of foreign currency risk to comply with one of the disclosure alternatives in Regulation S-K, Item 305(a).

Financial Statements, page 28
Notes to Consolidated Financial Statements, page 36
2. Summary of Significant Accounting Policies, page 36
Revenue Recognition, page 36

3. We note from your disclosure that you recognize revenue when title transfers. Please tell us and revise to disclose how your policy complies with the guidance within SAB Topic 13.A.1 for determining revenue recognition. Your response and revised disclosure should discuss in detail how each criterion (i.e. persuasive evidence of an arrangement, fixed and determinable, collectability and delivery) is met when revenue is recognized.

4. We note from the business section of the document you recognize revenues from both products and services provided as part of the print procurement process and that you offer a variety of services to your customers (e.g. print, fulfillment, logistical, etc...). In this regard, please tell us and disclose the nature of each material revenue stream, including the product or service included in your offering, whether such deliverables are sold together or separately, and the accounting treatment for revenue recognition. As part of your response, please describe whether your revenue arrangements include multiple deliverable arrangements and if so, how revenues for such arrangements are recognized citing the relevant technical guidance used in determining your accounting treatment.

5. Furthermore, please separately state revenues and costs of sales for products and services on the face of the income statement in accordance with Rule 5-03(b)(1) of Regulation S-X or explain why you believe you are not required to do so.

6. We refer to your disclosure that you report revenue on a gross basis of accounting under ASC 605-45-45. Please provide us with your detailed analysis of how management evaluated each of the criteria for determining gross versus net revenue reporting under ASC 605-45-45. Your response should cite specific examples and discuss the positive and negative evidence considered by management in supporting its conclusion. We note from page 36 that products are sometimes shipped directly from your suppliers to your customers. As part of your response, please tell us how this was considered in your analysis as this is an indicator that the supplier is primary obligor. We may have further comment upon receipt of your response.

7. Assuming a satisfactory response, with a view toward expanded disclosure please revise to discuss the specific evidence management considered in concluding that it had met the criteria for gross revenue reporting.

11. Stock-Based Compensation Plans, page 49

8. Please revise your footnote to disclose the weighted-average grant-date fair value of equity options or other equity instruments granted during the year pursuant to ASC Topic 718-10-50-2d.

9. Please expand your disclosure to include a description of the methods used to estimate the expected term of the share options and similar instruments, and expected volatility. Refer to ASC 718-10-50-2f-2.

Quarterly Report on Form 10-Q for the quarter ended June 30, 2012

Notes to Condensed Consolidated Financial Statements (Unaudited), page 6
8. Commitments and Contingencies, page 14

10. We refer to your disclosure of the e-Lynxx litigation filed in 2010. You disclose that an unfavorable outcome is reasonably possible. In this regard, you are required to disclose the nature and amount of any reasonably possible losses in accordance with ASC 450-20-50. You may comply with these disclosure requirements as follows:

    *   disclose the amount or range of reasonably possible losses;
    *   disclose that any such amount in addition to that accrued is not material to the financial statements (disclosure that it would not be material to balance sheet but may be to the income statement is not acceptable); or
    *   disclose that the amount cannot be estimated.

    Please provide us with planned disclosure language as part of your next response to us. Your response should also address why the disclosure of this litigation was not disclosed

Mr. Joseph M. Busky
InnerWorkings, Inc.
October 26, 2012
Page 4

in your Form 10-K for the year ended December 31, 2011 considering the litigation was filed in 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief